UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December  2023

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Other Inside Information, dated December 29, 2023	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of article 226 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols S.A. (“Grifols” or the “Company”) hereby informs about the following

INSIDE INFORMATION

As a continuation of the Inside Information communication published on June 14, 2023, regarding Grifols’ interest in Shanghai RAAS Blood Products Co., Ltd. (“SRAAS”), Grifols informs of the following:

Grifols has reached a Strategic Alliance and Share Purchase Agreement with Haier Group Corporation (“Haier”) for the sale of approximately a 20% equity stake in SRAAS in exchange for RMB 12.5 billion (approximately US$ 1.8 billion), while retaining a stake in SRAAS of 6.58%. Haier may designate its affiliates to complete the transaction. The completion of the transaction is subject to customary regulatory approvals and buyer’s confirmatory due diligence.

Haier is a leading global provider of better life and digital transformation solutions and has a growing presence in the healthcare industry. Its subsidiary Haier Smart Home is named among the Fortune’s Global 500 and World’s Most Admired Companies.

Shares are being sold at a price of RMB 9.405 per share, which represents a premium of 14.96% to SRAAS’ volume weighted average price over 20 prior trading days, which is RMB 8.181.

The current commercial strategic collaboration arrangements between Grifols and SRAAS remain in place. The parties have agreed that Grifols will keep one board member at SRAAS’ Board of Directors.

Grifols and SRAAS will amend the existing Exclusive Distribution Agreement of human serum Albumin to the Chinese market entered into with SRAAS to extend its current term for an initial period of 10 years (until 2034), having SRAAS the option to extend for an additional 10 year period, with guaranteed minimum supply volumes for 2024-2028 period.

Grifols and the buyer commit to not transferring any portion of their shares in SRAAS within a period of 3 years following the completion of the transaction.

The proceeds from this transaction will be used to reduce debt.

With this transaction, Grifols is able to keep its presence in China, maintains its commercial agreements with SRAAS in place, and at the same time, complies with its commitment to deleverage.

In Barcelona, on 29 December 2023

Nuria Martín Barnés

Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  December 29, 2023